                                    (Logo)

                              INTERMET CORPORATION
                                   SUITE 1600
                             2859 PACES FERRY ROAD
                             ATLANTA, GEORGIA 30339

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 28, 1994

     The annual meeting of shareholders of Intermet Corporation (the "Company") will be held on Thursday, April 28, 1994, at 10:00 a.m. at Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia, for the purpose of considering and voting upon the following matters, all of which are described in the attached Proxy Statement:

          1. The election of eleven directors to constitute the Board of Directors and to serve until the next Annual Meeting and until their successors are elected and qualified.

          2. Such other matters as may properly come before the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on March 17, 1994, will be entitled to notice of and to vote at the meeting or any adjournment thereof.

     A Proxy Statement and a Proxy solicited by the Board of Directors are enclosed. Please sign, date and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting, you may, if you wish, withdraw your Proxy and vote in person.

     Also enclosed is the Company's 1993 Annual Report to Shareholders, which contains financial data and other information concerning the Company.

                                          By Order of the Board of Directors,

                                          John D. Ernst
                                          Vice President - Finance,
                                          Chief Financial Officer,
                                          Secretary and Treasurer

March 30, 1994

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND PERSONALLY.

                              INTERMET CORPORATION
                                   SUITE 1600
                             2859 PACES FERRY ROAD
                             ATLANTA, GEORGIA 30339

                                PROXY STATEMENT

     This Proxy Statement is furnished in connection with the solicitation of Proxies by the Board of Directors of Intermet Corporation (the "Company") for use at the annual meeting of shareholders of the Company (the "Annual Meeting") to be held on April 28, 1994, and any adjournment thereof, for the purposes set forth in the accompanying notice of the meeting.

     The expense of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by the Company. Copies of solicitation materials may be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of the Company's Common Stock, and normal handling charges may be paid for the forwarding service. In addition to solicitations by mail, directors and regular employees of the Company may solicit Proxies in person, or by telephone or telegraph. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on or about March 30, 1994.

     Any Proxy given pursuant to this solicitation may be revoked without compliance with any other formalities by any shareholder who attends the meeting and gives oral notice of his or her election to vote in person. In addition, any Proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering to the Secretary of the Company a notice of revocation or a duly executed Proxy for the same shares bearing a later date.

     THE COMPANY WILL FURNISH WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES, TO ANY RECORD OR BENEFICIAL OWNER OF ITS COMMON STOCK AS OF MARCH 17, 1994 WHO REQUESTS A COPY. ANY REQUEST FOR THE ANNUAL REPORT ON FORM 10-K SHOULD BE IN WRITING ADDRESSED TO:

                       JOHN D. ERNST, SECRETARY
                       INTERMET CORPORATION
                       SUITE 1600, 2859 PACES FERRY ROAD
                       ATLANTA, GEORGIA 30339

IF THE PERSON REQUESTING THE REPORT WAS NOT A SHAREHOLDER OF RECORD ON MARCH 17, 1994, THE REQUEST MUST INCLUDE A REPRESENTATION THAT THE PERSON WAS A BENEFICIAL OWNER OF COMMON STOCK ON THAT DATE. COPIES OF ANY EXHIBITS TO THE ANNUAL REPORT ON FORM 10-K WILL ALSO BE FURNISHED TO SHAREHOLDERS ON REQUEST AND UPON THE PAYMENT OF THE COMPANY'S EXPENSE IN FURNISHING THE EXHIBITS.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

     The record of shareholders entitled to vote at the Annual Meeting was taken as of the close of business on March 17, 1994. On that date the Company had outstanding and entitled to vote 24,580,719 shares of Common Stock, par value $0.10 per share, with each share entitled to one vote. All references in this Proxy Statement to percentages of shares beneficially owned are based on 24,754,719 shares of Common Stock deemed outstanding (which includes presently exercisable options to purchase 182,500 shares of Common Stock held by directors and executive officers).

     The following table sets forth certain information concerning the only "persons" (as that term is defined by the Securities and Exchange Commission ("SEC")) who are known to the Company to be the beneficial owners of more than five percent (5%) of the Company's Common Stock, which is its only class of voting securities, as of January 1, 1994, and the ownership of the Company's Common Stock as of that date by the directors, each of the Named Officers (as defined under "Executive Compensation" below), and by all directors and executive officers of the Company as a group.

                                                            NUMBER OF SHARES
                          OWNER                            OWNED BENEFICIALLY         PERCENT OF CLASS
- ---------------------------------------------------------  ------------------         ----------------
George W. Mathews, Jr.                                          4,665,953(1)                18.8%
  Suite 1600
  2859 Paces Ferry Road
  Atlanta, Georgia 30339
The Prudential Insurance Company of America                     2,365,522(2)                 9.6%
  Prudential Plaza
  Newark, NJ 07101
Trust Company Bank (as Trustee for Intermet Corporation         1,574,127                    6.4%
  Employee Stock Ownership Trust)
  25 Park Place, N.E.
  Atlanta, GA 30303
David L. Babson & Company, Inc.                                 1,471,100(3)                 5.9%
  One Memorial Drive
  Cambridge, MA 02142
J.P. Morgan & Co. Incorporated                                  1,236,200(4)                 5.0%
  60 Wall Street
  New York, NY 10260
Vernon R. Alden                                                    19,500(5)                  *
J. Frank Broyles                                                   75,310(5)                  *
John P. Crecine                                                     3,000                     *
Anton Dorfmueller, Jr.                                             12,000(6)                  *
John B. Ellis                                                      15,000(5)                  *
Wilfred E. Gross, Jr.                                             477,500(5)                 1.9%
A. Wayne Hardy                                                    124,578(5)                  *
Harold C. McKenzie, Jr.                                            48,500(5)(7)               *
J. Mason Reynolds                                                  16,500(8)                  *
Curtis W. Tarr                                                     88,292(9)                  *
E.A. Bodnar                                                        42,377(10)                 *
John D. Ernst                                                     108,488(11)                 *
Daryl R. Marsh                                                      3,500                     *
All Executive Officers                                          5,807,563(12)               23.5%
  and Directors as a Group
  (17 persons)


 (1) Does not include 723,300 shares of Common Stock owned of record by Mr.
     Mathews' wife, as trustee for their adult children, as to which Mr. Mathews disclaims beneficial ownership. Includes presently exercisable options for 35,500 shares of Common Stock.
 (2) Includes 2,364,400 shares with respect to which The Prudential Insurance
     Company of America ("Prudential") has sole voting and dispositive power and 1,122 shares with respect to which Prudential has shared voting and dispositive power, as reported on Schedule 13G, dated as of December 31, 1993, filed with the SEC.
 (3) Includes 1,054,600 shares with respect to which David L. Babson & Company,
     Inc. ("Babson") has sole voting power and 416,500 shares with respect to which Babson has shared voting power. Babson has sole dispositive power with respect to 1,471,100 shares, as reported on Schedule 13G, dated as of December 31, 1993, filed with the SEC.
 (4) Includes 730,000 shares with respect to which J.P. Morgan & Co.,
     Incorporated ("Morgan") has sole voting power and 1,236,200 shares with respect to which Morgan has sole dispositive power, as reported on Schedule
     13G, dated as of December 31, 1993, filed with the SEC.
 (5) Includes presently exercisable options for 10,000 shares of Common Stock.
 (6) Includes presently exercisable options for 4,000 shares of Common Stock.
 (7) Includes 38,500 shares of common stock held as co-trustee under the will of Mr. McKenzie's father.
 (8) Includes presently exercisable options for 6,000 shares of Common Stock.
 (9) Includes presently exercisable options for 3,500 shares of Common Stock.
(10) Includes presently exercisable options for 29,500 shares of Common Stock.
(11) Includes presently exercisable options for 22,500 shares of Common Stock.
(12) Includes presently exercisable options for 182,500 shares of Common Stock.


- ---------------

   * Less than one percent

                      NOMINATION AND ELECTION OF DIRECTORS

     The By-Laws of the Company provide that the Board of Directors shall consist of eleven directors. The term of office for each director continues until the next annual meeting and until his successor is elected and qualified.

     Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted for the election of the nominees named below to constitute the entire Board of Directors. In the event that any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than eleven nominees. Management of the Company has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of the Company.

     Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A quorum is present when the holders of a majority of the shares outstanding on the record date are present at a meeting in person or by proxy. An abstention and a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not otherwise affect the outcome of a vote.

                    INFORMATION ABOUT NOMINEES FOR DIRECTOR

     The following information, as of January 1, 1994, has been furnished by the respective nominees for director. Except as otherwise indicated, each nominee has been or was engaged in his present or last principal employment, in the same or a similar position, for more than five years.

       NAME
       AGE                              INFORMATION ABOUT NOMINEE
- -----------------------  -----------------------------------------------------

  (Picture                 Chairman of the Board, Chief Executive Officer, and
   of Mathews)             Director of the Company and its predecessor since
  -------------------      1971 and President of the Company since 1991.
  -------------------
  -------------------
  -------------------
  -------------------
  -------------------
  -------------------
  George W. Mathews, Jr.
  (66)

  (Picture                 Director of the Company since 1984, Vice Chairman
   of Tarr)                of the Board since 1992, President of Intermet
  -------------------      International, Inc. since 1991, and a consultant
  -------------------      to the Company from late 1989 through 1990. Mr. Tarr
  -------------------      was a professor and Dean of the Johnson School of
  -------------------      Management at Cornell University from 1984 through
  -------------------      1989 and remained a professor there until 1990. He
  -------------------      was a Vice President of Deere & Co., a farm
  -------------------      equipment manufacturer, from 1973 to 1983. Mr. Tarr
  Curtis W. Tarr           was President of Lawrence University, Appleton,
  (69)                     Wisconsin, from 1963 to 1969 and an Undersecretary
                           of State from 1972 to 1973. He is also a director
                           of George Banta Co.,  Inc., a commercial printer,
                           and of State Farm Insurance Companies.

  (Picture                 Director of the Company since 1986. A private
   of Alden)               consultant, Mr. Alden was Chairman of the Board and
  -------------------      Executive Committee of The Boston Company, Inc.,
  -------------------      a financial services company, from 1969 to 1978
  -------------------      and President of Ohio University from 1962 to 1969.
  -------------------      He is also a director of Augat, Inc., Colgate-
  -------------------      Palmolive Company, Digital Equipment Corporation,
  -------------------      McGraw-Hill, Inc. and Sonesta International
  -------------------      Hotels Corporation.
  Vernon R. Alden
  (70)

  (Picture                 Director of the Company since 1986 and its
   of                      predecessor from 1977 to 1984. Mr. Broyles has
   Broyles)                been Athletic Director of the University of
  -------------------      Arkansas since 1958.
  -------------------
  -------------------
  -------------------
  -------------------
  -------------------
  J. Frank Broyles
  (69)



                                        4

   (Picture                 Director of the Company since 1993. Mr. Crecine has
    of Crecine)             been President of the Georgia Institute of
   -------------------      Technology since 1987. Previously he served as a
   -------------------      professor at the University of Michigan and
   -------------------      founding director of the Institute of Public
   -------------------      Policy Studies from 1965 to  1975. He became Dean
   -------------------      of the College of Humanities and Social Sciences at
   -------------------      Carnegie Mellon University in 1976, a position
   -------------------      he held until 1983 when he became the University's
   John P. Crecine          Senior Vice President for Academic Affairs. He held
   (54)                     that position until his Georgia Tech appointment.
                            Mr. Crecine is a director of HBO and Co.

   (Picture                 Director of the Company since 1991. A consultant to
    of                      Andersen Consulting since 1988, Mr. Dorfmueller
   Dorfmueller)             retired that same year as a Group Vice President
   -------------------      of Ashland Chemical Company, a position he held
   -------------------      since 1980.
   -------------------
   -------------------
   -------------------
   -------------------
   Anton Dorfmueller, Jr.
   (67)

   (Picture                 Director of the Company since 1989. A private
    of Ellis)               investor, Mr. Ellis retired in 1985 as Senior Vice
   -------------------      President - Finance and Treasurer of Genuine Parts
   -------------------      Co., an automotive parts distributor, where he had
   -------------------      been employed in various capacities since 1974.
   -------------------      Mr. Ellis is a director of Flowers Industries,
   -------------------      Inc., Genuine Parts Co., Hughes Supply, Inc.,
   -------------------      Oxford Industries, Inc., and Interstate/Johnson
   -------------------      Lane, Inc.
   John B. Ellis
   (69)

   (Picture                 Director of the Company and its predecessor since
    of Gross)               1971. Mr. Gross is Chairman of the Board of
   -------------------      Directors and Manager of W.T. Harvey Lumber
   -------------------      Company in Columbus, Georgia.
   -------------------
   -------------------
   -------------------
   -------------------
   -------------------
   Wilfred E. Gross, Jr.
   (65)

   (Picture                 Director of the Company and its predecessor since
    of Hardy)               1978. Mr. Hardy is a private investor and
   -------------------      consultant. He was Chairman and Chief Executive
   -------------------      Officer of Eastern Inter-Trans Services, Inc. from
   -------------------      1986 to 1992. From 1975 to 1986 Mr. Hardy was a
   -------------------      Vice President of the Company and its predecessor.
   -------------------
   -------------------
   -------------------
   A. Wayne Hardy
   (57)




                                        5

 (Picture of              Director of the Company and its predecessor since
  McKenzie)               1971. Mr. McKenzie retired at the end of 1986 from
 -------------------      Southern Electric International, Inc., a subsidiary
 -------------------      of The Southern Company, with which he was
 -------------------      affiliated for thirty years. He  had served as
 -------------------      Executive Vice President of Georgia Power
 -------------------      Company and as President and CEO of Southern Electric
 -------------------      International, Inc. He was Chairman and CEO of Machine
 -------------------      Technologies, Inc. of Martinsville, Virginia, from
 Harold C. McKenzie, Jr.  1986 until 1989 when that Company filed a petition
 (62)                     under Chapter 11 of the federal bankruptcy laws and
                          substantially all of its assets were sold. From 1989
                          to 1991, Mr. McKenzie was a commercial real estate
                          broker with Haas & Dodd Realty Co. in Atlanta,
                          Georgia. Mr. McKenzie is presently serving as
                          Facilities Management Coordinator for The Atlanta
                          Project of The Carter Presidential Center.

 (Picture                 Director of the Company since 1990. From 1986 until
  of Reynolds)            his retirement in 1989, Mr. Reynolds was Executive
 -------------------      Vice President of Allied Signal Corp. and President
 -------------------      of its Automotive Sector, which manufactures
 -------------------      automobile parts.
 -------------------
 -------------------
 -------------------
 -------------------
 J. Mason Reynolds
 (66)



     There are no family relationships among the executive officers and directors of the Company.

     Directors who are not officers of the Company received a retainer of $3,000 per quarter during 1993 and $1,500 for each Board of Directors meeting attended, $500 for each committee meeting attended on the date of a regular Board meeting, and $1,000 for each other committee meeting attended. Directors are reimbursed for expenses incurred in attending Board of Directors and committee meetings.

                             EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to the other four most highly compensated executive officers of the Company (collectively, the "Named Officers") for services rendered to the Company during 1993, 1992 and 1991.

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                   --------------
                                    ANNUAL COMPENSATION            OPTIONS, SARS
    NAME AND PRINCIPAL     -------------------------------------      (NO. OF          ALL OTHER
         POSITION          YEAR    SALARY    BONUS(1)   OTHER(2)      SHARES)       COMPENSATION(3)
- -------------------------- ----   --------   --------   --------   --------------   ---------------
George W. Mathews, Jr..... 1993   $289,008        --     $1,313        16,000            17,801
  Chairman of the Board,   1992    331,508        --      1,312        16,000            17,188
  Chief Executive Officer  1991    325,008    30,000         --        16,000                --
  and President
Curtis W. Tarr............ 1993    185,016        --      1,161        14,000            14,463
  Vice Chairman of the     1992    185,016        --      1,161        14,000            16,432
  Board of the Company and 1991    185,016    30,000         --        14,000                --
  President, Intermet
  International, Inc.
E. A. Bodnar.............. 1993    185,016        --         --        14,000            14,463
  President, Intermet      1992    185,016        --         --        14,000            16,432
  Foundries, Inc.          1991    175,008    30,000         --        14,000                --
John D. Ernst............. 1993    140,016    10,000      1,254        14,000            12,013
  Vice                     1992    140,016        --      1,254        14,000            13,282
  President - Finance,     1991    130,008    30,000         --        14,000                --
  Chief Financial Officer,
  Secretary and Treasurer
Daryl R. Marsh(4)......... 1993     65,628    68,000         --            --               375
  Vice President           1992         --        --         --            --                --
                           1991         --        --         --            --                --

- ---------------

(1) The Company has reported bonuses in this Proxy Statement in the year earned, not in the year paid.
(2) In accordance with the transitional provisions to the revised rules on executive officer and director compensation disclosure adopted by the SEC, amounts of "Other Annual Compensation" are excluded for 1991. No shares of restricted stock are owned by any Named Officer.
(3) For 1993, "All Other Compensation" includes the following: (i) premium payments of $1,512 paid by the Company on behalf of Messrs. Mathews, Tarr, Bodnar and Ernst and $375 paid by the Company on behalf of Mr. Marsh under the Company's life insurance program, under which the Company provides all employees with life insurance payable to the employee's and his dependents' designated beneficiaries; (ii) Company Employee Stock Ownership Plan Trust contributions in the amounts of $7,075, $5,550, $5,550, $4,500 and $0 for Messrs. Mathews, Tarr, Bodnar, Ernst and Marsh, respectively; and (iii)
     Company and Company matching Profit Sharing Plan contributions in the aggregate amounts of $9,214, $7,401, $7,401, $6,001 and $0 for Messrs.
     Mathews, Tarr, Bodnar, Ernst and Marsh, respectively.
(4) Mr. Marsh was hired in August 1993 and received a signing bonus as reported under "Bonus."

     Messrs. Bodnar, Ernst and Tarr and Mr. Peter C. Bouxsein, Controller of
the  Company, each inadvertently filed a late Form 5 with respect to the allocation to the account of each of Common Stock pursuant to the Company's Employee
Stock Ownership Plan for the year ended December 31, 1992, which was reported to each in March 1993.

     OPTION GRANTS. Shown below is further information on grants of stock options pursuant to the Key Individual Stock Option Plan ("Key Individual Plan") during 1993 to the Named Officers, which are reflected in the Summary Compensation Table. No stock appreciation rights were granted during 1993, and none of the Company's compensation plans currently provides for the grant of stock appreciation rights.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                    NO. OF                                                 VALUE AT ASSUMED ANNUAL
                                  SECURITIES     % OF TOTAL                                 RATES OF STOCK PRICE
                                  UNDERLYING    OPTIONS/SARS                               APPRECIATION FOR OPTION
                                   OPTION/       GRANTED TO                                        TERM(2)
                                     SARS       EMPLOYEES IN    EXERCISE    EXPIRATION    -------------------------
              NAME                GRANTED(1)        1993         PRICE         DATE       0%       5%         10%
- --------------------------------  ----------    ------------    --------    ----------    ---    -------    -------
George W. Mathews, Jr...........    11,000          3.85%        $11.83      2/11/98      $0     $20,792    $60,312
                                     5,000          1.75%         10.75      2/11/03       0      33,803     85,661
Curtis W. Tarr..................    14,000           4.9%         10.75      2/11/03       0      94,649    239,852
E. A. Bodnar....................    14,000           4.9%         10.75      2/11/03       0      94,649    239,852
John D. Ernst...................    14,000           4.9%         10.75      2/11/03       0      94,649    239,852
Daryl R. Marsh..................        --            --             --         --        --          --         --

- ---------------

(1) 25% are exercisable on the first anniversary of the grant date, 50% are exercisable on the second anniversary of the grant date, 75% are exercisable on the third anniversary of the grant date and 100% are exercisable on the fourth anniversary of the grant date.
(2) "Potential Realizable Value" is disclosed in response to Securities and Exchange Commission regulations that require such disclosure for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of the Company's Common Stock or of the stock price. To lend perspective to the illustrative "Potential Realizable Value," if the Company's Common
     Stock price increases 5% per year for 10 years from January 1, 1993
     (disregarding any dividend payments and assuming for purposes of the calculation a constant number of shares outstanding), the total increase in value of all shares outstanding at January 1, 1993 would be $154,321,055, and if the stock price increases 10% per year over such period, the increase in value would be $391,077,523.



     OPTION EXERCISES AND FISCAL YEAR-END VALUES. Shown below is information with respect to unexercised options to purchase the Company's Common Stock granted under the Directors Stock Option Plan and Key Individual Plan to the Named Officers and held by them at December 31, 1993. In addition, information is shown below with respect to the exercise during fiscal year 1993 by the Named Officers of options granted under the Directors Stock Option Plan and the Key Individual Plan.

 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES


                                                            NO. OF SHARES SUBJECT TO      VALUE OF UNEXERCISED IN-
                                                            UNEXERCISED OPTIONS/ SARS    THE-MONEY OPTIONS/ SARS AT
                                 SHARES                     HELD AT DECEMBER 31, 1993         DECEMBER 31, 1993
                               ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME                EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -----------------------------  -----------   -----------   -----------   -------------   -----------   -------------
George W. Mathews, Jr........         --            --        35,500         40,500        $46,878        $31,653
Curtis W. Tarr...............     11,000       $38,920         3,500         31,500              0         24,920
E. A. Bodnar.................         --            --        29,500         34,500         46,670         30,920
John D. Ernst................         --            --        22,500         33,500         39,170         28,920
Daryl R. Marsh...............         --            --            --             --             --             --

- ---------------

(1) Based on the closing sale price on The Nasdaq National Market on the date of exercise less the exercise price.



            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board is responsible for setting the policies on compensation offered to the executive officers of the Company, including the Named Officers. These policies cover salary and benefits, including insurance, bonuses, stock options, retirement programs, and other awards. The following report was prepared by the current members of the Compensation Committee. All current members of the Committee are independent outside directors.

EXECUTIVE COMPENSATION POLICIES

     The Company seeks to attract and retain key executives who will strive for the Company's success, both immediately and in the long term. We realize that in a small industry that is based upon technology not widely understood, we will not have many opportunities to recruit leaders outside our Company. We also are aware that we must make the opportunity at the Company attractive so that our executives will not accept employment elsewhere.

     The Company relates executive compensation to what must be done to improve Company performance and to attract and retain talented people. The Company seeks to do the former with stock options and bonuses, in an effort to enhance shareholder value, and the latter with salary. When the Company does well, our executives should benefit. The Company believes that key executives can affect dramatically the performance of the Company and that an executive should be compensated on what he or she achieves.

     The Compensation Committee believes that stock options provide an incentive to executives to encourage the Company to excel in a way that will improve the price of the stock and thus shareholder value. Because the Key Individual Stock Option Plan calls for vesting over a period of years, the Committee members also believe that stock options encourage retention of the skilled executives and managers the Company needs to perform well.

     The Compensation Committee has judged that a significant portion of the compensation paid to senior executives should be based upon incentive awards. Thus executive compensation in the future will tend to vary considerably depending upon the performance of the Company. Given a reasonable growth in the price of the Company's Common Stock and thus the value of stock options, and the success of the Company to meet bonus targets, managers and executives of the Company will be able to increase their earnings from ten to sixty percent above their base salaries.

FORMS OF COMPENSATION

     To carry out these policies, the Company offers the following:

  Salary

     Salaries for executive jobs, including that of the CEO, are determined by an evaluation of that job, considering the wisdom, skills, and experience required for it, and the market pricing of these. To calculate market pricing, the Company reviewed independent third-party studies prepared by various organizations which encompassed several hundred companies, including many in similar lines of business and of comparable size to the Company. We try to look at job content instead of titles, because we realize that the latter may not apply well to the jobs in our industry and company. The Committee seeks to set salaries above the average levels in the surveys.

     Job evaluation and market pricing provide a salary range for each position. Annually the performance appraisal of the executive or manager provides a rating. This and the person's position within the salary range determine what the salary merit increase, if any, will be. Each year, the Compensation Committee reviews this information for each position. In 1993, the Compensation Committee withheld salary merit increases.

     The results of the surveys of Marketplace Salary Levels for the Named Officers were as follows:

                                                     MINIMUM        AVERAGE        AGGRESSIVE
                                                     --------       --------       ----------
    Chairman & CEO................................   $310,000       $413,500        $ 516,900
    Vice Chairman.................................    131,900        175,800          219,800
    President, IFI................................    131,900        175,800          219,800
    VP, Machining.................................    125,300        167,100          208,900
    VP, Finance/CFO...............................    124,100        165,400          206,800

     In 1992, because he was not satisfied with the Company's operating performance, Chairman and Chief Executive Officer George W. Mathews, Jr. asked that his compensation be reduced by 15%. This was done, and his salary for November and December of 1992 continued through the year 1993. Committee members believe that Mr. Mathews' salary, considerably below average for comparable positions in the survey, should be increased at least to the average level when the performance of the Company improves.

  Benefits

     The Company provides benefits at no charge to each salaried employee, including medical, dental, short and long term disability, accidental death or dismemberment, life and dependent life insurance. The Company also has a medical reimbursement plan available to the Named Officers and other key employees that compensates them for certain medical expenses not covered by the regular group insurance programs.

  Bonuses

     Before 1993, the Compensation Committee decided year-to-year whether a bonus pool should be established, given the performance of the Company. The pool was then distributed to executives and managers based upon a subjective evaluation of the contribution by the individual.

     For 1993, the Compensation Committee established a formal bonus program for its key executives and managers. That plan authorized the payment of bonuses if corporate and division operating profit goals were attained. Because the Company did not reach these goals, no executive was awarded a bonus under the Bonus Plan for 1993. However, the Company paid bonuses outside the Bonus Plan to two Named Officers in 1993 -- $10,000 to John D. Ernst for his successful public placement of $30 million of the Company's Common Stock in 1992 and for the restructuring of the Company's lending facilities in 1992 and 1993, and $68,000 to the newly-recruited Vice President, Machining, Daryl R. Marsh as a signing bonus.

     For 1994, the Compensation Committee has established a formal bonus program, again based upon the achievement of gross profit or operating profit goals at the manufacturing units or divisions and a pretax income goal at the corporate level. New in the 1994 plan will be the inclusion of key managers reporting to the operating unit managers. We hope that the broader participation will help to improve the operations of the Company. Although the Committee members discussed the possibility of a part of the bonus being based upon factors other than financial performance, such as scrap levels or yield or up time in the foundries, we decided that a simpler plan would be a better motivator for our executives and managers. A target bonus amount for each participant has been set, and annual bonuses can range from 0% to 150% of each participant's target bonus amount depending upon performance.

  Stock Options

     The Compensation Committee believes that stock options are an effective inducement to directors and to key executives to meet long-term performance goals. Accordingly, the Company has asked, and gained approval from the shareholders, to create two plans, one for directors and one for key individuals. Committee members believe that options should be granted each year, at the first regular board meeting, and that the awards should be comparable from one year to the next. Key executives to whom options are granted are those considered by the Committee to be individuals best able to improve the performance of the Company.

     The Director's Stock Option Plan authorizes the Company to issue options for not more than 100,000 shares of the Company's Common Stock to directors. Options granted under the Plan must have an exercise price of no less than the fair market value of the Common Stock on the date of grant. No options may be granted after April 26, 2000, and the term of each option may not exceed ten years from the date of grant. During 1993, ten non-employee directors each received options for 2,000 shares of the Company's Common Stock at an exercise price of $10.75 per share.

     The Company's Key Individual Stock Option Plan encourages senior executives to acquire a proprietary interest in the Company and to continue their employment or association with the Company. The Plan provides for the grant of both incentive and non-qualified stock options. Options for a total of 1,440,000 shares of the Company's Common Stock may be granted. During 1993, the Compensation Committee granted options for 286,000 shares of the Company's Common Stock to 33 key executives and managers at exercise prices ranging from $10.75 to $11.83 per share. The Committee relates the number of options granted to executive salary levels.

  Retirement Plans

     The Company has a two-part retirement program: the 401(k) Savings and Investment Plan and the Employee Stock Ownership Plan Trust, which are available to eligible employees, including the Named Officers.

     The 401 (k) Savings and Investment Plan permits eligible employees to contribute up to 10% of their compensation, subject to certain limitations, and invest it in one or more of three investment funds offered through the Plan. The Company matches an individual's contribution at a rate of fifty cents for each dollar saved, up to 4% of pay. At the end of the year, the Company makes an added contribution to the individual's account of an amount equal to 2% of the individual's annual compensation.

     The Employee Stock Ownership Plan Trust purchases Common Stock of the Company for eligible employees. The Company contributes an amount equal to 3% of the individual's wages or salary.

  Other Awards

     The Company provides automobiles for certain key employees including sales people. When these are used for personal rather than business needs, the Company determines the cost of that use and includes that amount on the W-2 form sent to the Internal Revenue Service.

     The Company has a salary continuation plan in the event of the death of certain key executives. Salary is paid for one year following the death of the Chairman or President of the Company, for nine months for other executive officers of the Company, and for six months for certain executive officers of one of the subsidiaries of the Company.

     The Company provides certain key employees with memberships in country and social clubs if doing so is helpful to the attraction and maintenance of business relationships.

     The Company has no plan for payments to its executives in the event that an outside group takes control of the Company.

                  INTERMET CORPORATION COMPENSATION COMMITTEE
                           Vernon R. Alden, Chairman
                                J. Frank Broyles

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Mathews, Chairman, Chief Executive Officer and President of the Company, and Mr. Tarr, Vice Chairman of the Board of the Company and President of Intermet International, Inc., were members of the Compensation Committee through April 1993, and each attended one of two Compensation Committee meetings in 1993.

     Mr. Mathews acquired 49% of the voting stock of Systrand Manufacturing Corporation ("Systrand"), a machining company located in Detroit, Michigan, during 1992. The Company, through its Board of Directors, declined to purchase such shares and approved Mr. Mathews' purchase. Mr. Mathews and the other shareholder of Systrand granted to the Company an option, exercisable during 1996-1998, to purchase all of the shares of Systrand, subject to certain conditions, for cash or Company Common Stock. In 1993, Mr. Mathews acquired 50% of a machining company, also located in the Detroit area, owned by an affiliate of the other shareholder of Systrand (the "Related Company"), and Mr. Mathews and such affiliate shareholder have granted an option to the Company to purchase all of the shares of the Related Company. During 1993, the Company purchased $631,000 of machining services from Systrand and the Related Company, which were merged in September 1993.

                      SHAREHOLDER RETURN PERFORMANCE GRAPH

     Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the Russell 2000 Index and the cumulative total return for a group of companies consisting of Arvin Industries, Inc., Chrysler Corporation, Dana Corporation, Ford Motor Company, General Motors Corporation, Masco Industries, Inc., Simpson Industries, Inc. and Standard Products Company, for the period of five years commencing on December 31, 1988 and ended December 31, 1993.


                    1989         1990        1991        1992        1993
                   ------       ------      ------      ------      ------
INMT                 96           59          90         124         117
Russell 2000        116           94         137         162         193
Peer Group           97           76          74         111         182


                              CERTAIN TRANSACTIONS

     In September 1986, the Company sold all of the capital stock and intercompany debt of the Company's wholly-owned subsidiary, Intermet Transportation, Inc., to Eastern Inter-Trans Services, Inc. ("EITS") at book value. At the time of sale, A. Wayne Hardy, a director of the Company, was Chairman, Chief Executive Officer and a principal shareholder of EITS. The aggregate sale price was paid partially in cash and the balance by delivery of a $240,000 unsecured promissory note (the "Note"). The Note, as amended, bore interest at a rate two percentage points above the prime rate at a designated bank and was due and payable in thirty-one installments of $4,000 each, commencing in October 1988, with a final installment of $116,000 due in September 1991. The parties amended the Note in May 1992 to reflect that the then outstanding principal amount of $132,000 and accrued and unpaid interest of $14,529 plus interest at 5% per annum from May 8, 1992 would be repaid on June 30, 1993. Payments of $20,100 were made with respect to the Note during 1993. The Company and Mr. Hardy are currently in negotiations to restructure the Note's payment terms.

     The Prudential Insurance Company of America ("Prudential") is the record owner of 2,365,522 shares (9.6%) of the outstanding Company Common Stock. Prudential had certain piggyback registration rights with respect to 3,629,400 shares of Common Stock which were granted in 1980 when the Company issued to Prudential warrants to purchase shares of Common Stock as part of a subordinated debt financing. The Company has extended Prudential's piggyback registration rights through December 31, 1995 (the "Extended Registration Rights") with respect to 2,364,400 shares of Common Stock. These rights had been scheduled to expire on September 30, 1992. All expenses, disbursements and fees associated with the Extended Registration Rights will be allocated between the Company and Prudential pro rata, based on the number of shares sold by each. On December 11, 1992, the Company sold $25,000,000 principal amount of Senior Notes due December 11, 2002 to Prudential.

     On March 31, 1992, a subsidiary of the Company acquired all of the common and preferred stock of PBM Industries, Inc. ("PBM") and all of the outstanding preferred stock of Batten Design and Engineering Services, Inc. (now known as InterMotive Technologies, Inc.), an 80% owned subsidiary of PBM. In connection with the acquisition, the Company guaranteed approximately $9,000,000 of PBM's debt owed to Prudential, which debt was refinanced by the Company as part of the Trust Company Bank line of credit described below. Prudential and two of its affiliates were also minority shareholders of PBM, owning in the aggregate 22% of PBM's common stock and 16% of PBM's preferred stock. As a result of the acquisition of PBM by the Company, Prudential and its affiliates received approximately $128,000 in cash and $479,138 in notes for their equity interests. As of December 31, 1993, a subsidiary of the Company owed approximately $493,338 in principal and interest to Prudential on such notes.

     On August 31, 1992 the Company entered into a Credit Agreement with certain domestic and foreign lenders, relating to a $75,000,000 and DM 8,000,000 revolving line of credit. Trust Company Bank is one of the lenders under the Credit Agreement and also acts as agent for the other lenders. Trust Company Bank is the trustee of the Company's Employee Stock Ownership Plan Trust and in such capacity owns of record 1,574,127 (6.4%) of the Company's outstanding Common Stock.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held five meetings during 1993. All of the directors attended at least 75% of all meetings of the Board and of each committee of the Board on which they served except Mr. Crecine, who attended 50% of the Board meetings held during his tenure as director, Mr. Alden, who attended 50% of the meetings of the Compensation Committee, and Mr. Dorfmueller, who attended 50% of the meetings of the Environmental Committee.

     The Compensation Committee of the Board of Directors sets the compensation for the Company's executive officers and key personnel. The Compensation Committee is currently comprised of Messrs. Alden and Broyles. Messrs. Mathews and Tarr were members of the Compensation Committee until they resigned from the Committee in April 1993. Mr. John Aderhold was a member of the Compensation Committee prior to his resignation from the Board of Directors in February 1994. The Compensation Committee held two meetings during 1993.

     The Audit Committee reviews financial controls and the methods of preparation of the Company's financial statements, evaluates audit performance and reports on such matters to the Board. The Audit Committee, which is currently comprised of Messrs. Dorfmueller, Gross, Hardy and McKenzie, held three meetings during 1993.

     The Nominating Committee, which is currently comprised of Messrs. Broyles, Crecine, Mathews and Tarr, was established during the third quarter of 1992. It has not yet been determined whether the Nominating Committee will consider nominees recommended by shareholders or what the procedures for such nominations, if considered, will be. The Nominating Committee did not hold any meetings during 1993.

                INFORMATION CONCERNING THE COMPANY'S ACCOUNTANTS

     Ernst & Young were the principal independent auditors for the Company for 1993. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Company anticipates that Ernst & Young will be the accountants for the current fiscal year.

                             SHAREHOLDER PROPOSALS

     In accordance with the provisions of Rule 14a-8(a)(-3)(i) of the Securities and Exchange Commission, proposals of shareholders intended to be presented at the Company's 1995 Annual Meeting must be received by November 26, 1994 in order to be eligible for inclusion in the proxy statement and form of proxy for that meeting.

                 OTHER MATTERS THAT MAY COME BEFORE THE MEETING

     Management of the Company knows of no matters other than those stated above that are to be brought before the meeting. If any other matter is presented for consideration and voting, the persons named as proxies in the enclosed Proxy intend to vote the Proxy in accordance with their judgment of what is in the best interest of the Company.

Dated: March 30, 1994